Statement

Media Contacts:	Lainie Keller	Investor Contacts:	Joe Romanelli
	(908) 236-5036 Steve Cragle (908) 740-1801		(908) 740-1986 Justin Holko (908) 740-1879

Merck Statement Regarding CUBICIN Patent Litigation

Company Reaffirms Transaction To Proceed as Planned;

Expected to Close in First Quarter of 2015

KENILWORTH, N.J., December 9, 2014 – Merck, known as MSD outside the United States and Canada, issued the following statement regarding the decision of the U.S. District Court for the District of Delaware. The decision, which upheld the patent for CUBICIN that expires on June 15, 2016 and invalidated four others, is subject to appeal.

The company continues to believe the acquisition of Cubist will create strong fundamental value for Merck’s shareholders. The combined strength of both companies will provide both incremental and long-term value, and Merck expects the transaction to add more than $1 billion of revenue to its 2015 base, with strong growth potential thereafter.

The court’s decision does not change Merck’s expectation that the transaction will be neutral to modestly accretive to 2015 non-GAAP EPS. The company also continues to expect that the transaction will contribute mid-single digit accretion on a percentage basis to non-GAAP EPS in 2016, and will continue to be accretive thereafter.

Important Information about the Tender Offer

The tender offer for the outstanding shares of Cubist has not yet commenced. This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Merck and its subsidiary will file with the Securities and Exchange Commission (SEC). At the time the planned tender offer is commenced, a tender offer statement on Schedule TO will be filed by Merck with the SEC, and Cubist will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that holders of Cubist common stock shares are urged to read carefully when they become available, as each may be amended or supplemented from time to time and because they will contain important information that holders of shares of Cubist common stock should consider before making any decision regarding tendering their shares. The tender offer materials will be made available to Cubist’s stockholders at no expense to them. In addition, all of those materials (and other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by contacting Merck at 2000 Galloping Hill Road, Kenilworth, N.J., 07033 or by phoning (908) 740-4000. In addition, Merck and Cubist file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Merck or Cubist at the SEC public reference room at 100 F Street, N.E., Washington, D.C., 20549. For further information on the SEC public reference room, please call 1-800-SEC-0330. Merck’s and Cubist’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

About Merck

Today’s Merck is a global healthcare leader working to help the world be well. Merck is known as MSD outside the United States and Canada. Through our prescription medicines, vaccines, biologic therapies and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions. We also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships. For more information, visit www.merck.com and connect with us on Twitter, Facebook and YouTube.

Merck Forward-Looking Statement

This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the timing and closing of the tender offer and the merger transactions, the ability of Merck to complete the transactions considering the various closing conditions, and any assumptions underlying any of the foregoing. These statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; Merck’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the exposure to litigation, including patent litigation, and/or regulatory actions; timing of the tender offer and merger; uncertainties as to how many Cubist stockholders will tender shares in the tender offer; the possibility that competing offer may be made; the possibility that various closing conditions to transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; or that a material adverse effect occurs with respect to Cubist.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2013 Annual Report on Form 10-K and the company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov).

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